

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2019

Anthony Iarocci
President
Apex11 Inc.
8217 East Spanish Boot Road
Carefree, AZ 85377

> **Re: Apex 11 Inc.**
> **Registration Statement on Form 10-12G/A**
> **Amended on April 10, 2019**
> **File no. 000-54964**

Dear Mr. Iarocci:

We issued comments on the above captioned filing on April 15, 2019. On June 18, 2019, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Larry Spirgel, Assistant Director, at 202-551-3815, with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Elaine Dowling